SOUTHCORP

Southcorp Limited
ABN 80 007 722 643
Level 24
91 King William Street
Adelaide SA 5000 Australia
GPO Box 1346

Telephone (08) 8403 7777
International (618) 8403 7777
Facsimile (08) 8231 3308

12 November 2001

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing copies of various notices lodged with the Australian Stock Exchange today.

The notices are to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

P.P. J L MORTON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

H:\PRIVDATA\DOCS\ASX\LETTERS\Report On AGM.Doc

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643
Level 24
91 King William Street
Adelaide SA 5000 Australia
GPO Box 1346

Telephone (08) 8403 7777
International (618) 8403 7777
Facsimile (08) 8231 3308

02 JAN 18 AM 8:27

8 November 2001

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

J L MORTON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Notice of Director's Interests

Section 205G of the Corporations Law

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bond Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

Section 205G(3), (4)

name of director	
name of company	
date of appointment (if sec 205G(3)(a) notice) or date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interest.

2. Updating Notice

Section 205G(4)

name of director	**Keith Murray LAMBERT**
name of company	**Southcorp Limited ACN 007 722 643**
date of last notification to ASX	**31-Aug-01**
date director's interest changed	**02-Nov-01**

3. I disclose the following information to ASX

Section 205G(1)(a)			
Interest			**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate.			
Type of security:	**Ordinary shares**		**Beneficially held in the name of RJOL Nominees Pty Ltd**
Number of securities:	**1,200,000**		
Type of security:	**MD Share Options**		**Granted pursuant to MD Share Option Deed approved by shareholders on 2 November 2001 at the Company's Annual General Meeting**
Number of securities:	**2,000,000**		

Section 250G(1)(b)

I have a relevant interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.

NIL

Additional information may be attached if the space provided in this form is insufficient.

Sign here ....
Director

date 5 Nov 2001

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643
Level 24
91 King William Street
Adelaide SA 5000 Australia
GPO Box 1346

Telephone (08) 8403 7777
International (618) 8403 7777
Facsimile (08) 8231 3308

02 JAN 18 AM 8:16

6 November 2001

SEC EXEMPTION NO 82-2692

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

p.p. J L MORTON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643
Level 24
91 King William Street
Adelaide SA 5000 Australia
GPO Box 1346

Telephone (08) 8403 7777
International (618) 8403 7777
Facsimile (08) 8231 3308

Facsimile 1300 300 021

6 November 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 25,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
22 October 2001	25,000	$5.17	30 October 1998

Application will be made for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

P.P. J L MORTON
COMPANY SECRETARY

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643
Level 24
91 King William Street
Adelaide SA 5000 Australia
GPO Box 1346

Telephone (08) 8403 7777
International (618) 8403 7777
Facsimile (08) 8231 3308

02 JAN 18 AM 8:16

Facsimile: 1300 300 021

5 November 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
Sydney NSW 2000

Dear Sir/Madam

NOTICE OF DIRECTORS' INTERESTS

Attached please find a Notice of Director's Interests pursuant to Section 205G(4) & 205G(1)(a) of the Corporations Law for the following director:

Mr R I Oatley

Yours faithfully
SOUTHCORP LIMITED

J L MORTON
COMPANY SECRETARY

Notice of Director's Interests

Section 205G of the Corporations Law

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bond Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

Section 205G(3), (4)

name of director	**Robert Ian OATLEY**
name of company	**Southcorp Limited** **ACN 007 722 643**
date of appointment (if sec 205G(3)(a) notice) or date of listing (if sec 205G(3)(b) notice)	**02-Nov-01**

You need to complete sections 2 and 3 if the notice is on a change of interest.

2. Updating Notice

Section 205G(4)

name of director	
name of company	
date of last notification to ASX	
date director's interest changed	

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate.	
Type of security: **Ordinary shares**	
Number of securities: **133,718,589 shares**	**Held in the name of Reline Investments Pty Ltd**
100 shares	**Held in the name of Tangfu Pty Ltd**

Section 250G(1)(b)
I have a relevant interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.
NIL

Additional information may be attached if the space provided in this form is insufficient.

Sign here .... date 2.11.2001
Director


Penfolds
BIN 389
CABERNET SHIRAZ
ROSEMOUNT ESTATE
SHIRAZ
ESTATE BOTTLED
LINDEMANS
BIN 65
CHARDONNAY
GOLD MEDAL

Southcorp has merged with Rosemount to form the largest premium wine company in the world.

SOUTHCORP

REPORT ON ANNUAL GENERAL MEETING 2001


WYNNS
RED

Contents

Board of Directors

Richard H Allert, AM, FCA (Chairman)

Keith M Lambert, Hons. BA, CA (Ontario)
(Managing Director and CEO)

T Brian Finn, AO, FIE (Aust), FTSE, FUTS, FACS
(Deputy Chairman)

Donald R Argus, AO, FAIBF, FCPA

Stephen Gerlach, LLB

Helen A Lynch, AM

A G (Sandy) Oatley

Richard F E Warburton

Robert I Oatley, BEM (Appointed 2 November 2001)

Southcorp Limited ABN 80 007 722 643


Southcorp Wines has
established the base for
long term growth in the
global wine market.

Chairman's Address and Managing Director's Address to shareholders at the Annual General Meeting of Southcorp Limited, held at the Ridley Convention & Exhibition Centre, Royal Adelaide Showground, Goodwood Road, Wayville, South Australia, on Friday, 2 November 2001 at 10.00 am.


RICK H ALLERT, AM
Chairman

Chairman's Address

Ladies and gentlemen,

On behalf of the Board it is my pleasure to welcome you to the 2001 Annual General Meeting of Southcorp Limited.

In the year ended 30 June 2001 Southcorp achieved a profit, after tax and before goodwill amortisation, of $241.2 million, an increase of 11.8% on the previous year, whilst profit after tax and goodwill amortisation rose 4.9% to $215.0 million.

This was a pleasing result in a year that marked our transformation from a diversified industrial company into the world's largest premium wine company in response to our aim to enhance the Company's long-term growth profile. In that context during the year the Board approved:

- The $1.0 billion divestment of our Asia–Pacific and North America packaging operations;
- The $1.5 billion acquisition of Rosemount Estates and the merging of our two wine businesses; and

- The divestment of our Water Heater and Clean Air Systems operations.

This strategy has been value-enhancing for shareholders, as returns for the year measured in terms of share price increase and dividends has been 64%, compared with an increase of 7% in the Australian Stock Exchange's All Industrials Accumulation Index which we use as the Company's benchmark.

The Rosemount Transaction

The catalyst for Southcorp's elevation to the world's largest premium wine company occurred on 27 February, with the acquisition of Rosemount Estates, Australia's fourth-largest and arguably the world's most successful wine company, having achieved average annual earnings growth of 60% in its past four years.

A key element in the Rosemount transaction was the significant investment in Southcorp made by the former owners of Rosemount, the Oatley family, whose acceptance of a 13% strategic stake in Southcorp not only ensured their continued participation in the Australian wine industry but also represented their strong endorsement of the opportunities for the combined business. Since February, the Oatley family has increased its stake in Southcorp to 18.2% which obviously reflects their confidence in the long-term direction and expected growth in the Company.

Commensurate with the Oatley family's stake in Southcorp, Sandy Oatley, former Chairman of Rosemount, and Keith Lambert, former Deputy Chairman and Chief Executive Officer of Rosemount

were appointed to the Board, whilst Rosemount's founder, Mr Bob Oatley, was appointed as an Advisor to the Board. Sandy Oatley is standing for election by shareholders at today's meeting, in keeping with the requirements of the Company's Constitution, and Bob Oatley is standing for election to the Board in accordance with the requirements of the Corporations Act. We welcome Bob, Sandy and Keith here today and thank them for their valuable contribution to Board deliberations since their respective appointments on 28 February 2001.

As you all know, Keith Lambert was appointed Chief Executive Officer and Managing Director of the Group, following Tom Park's retirement on 30 June.

Let me now review the 2001 financial year in detail.

As mentioned at the outset, the 2001 financial year was a year of significant change for Southcorp, characterised by a number of major transactions. As a result, we saw the loss of five months contribution from our Packaging division, replaced by six months contribution from the Rosemount wine operation, as that business was purchased with effect from 1 January. In addition, the divestment of Packaging resulted in a $76.8 million profit on sale after tax, whilst the Rosemount acquisition lifted our amortisation expense by $17.8 million in the second half.

Bearing in mind these factors:

- Total sales declined 4.6% primarily due to the sale of Packaging;
- Earnings Before Interest Tax and Amortisation (EBITA) increased 11.9%, having benefited from



Southcorp
All Industrials Accumulation Index
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the earnings contribution from Rosemount and the profit on sale of Packaging;

- Net profit after tax and before goodwill amortisation rose 11.8%, whilst net profit after tax increased 4.9% because of goodwill amortisation.
- The Company's effective tax rate fell to 17.4% primarily due to the utilisation of capital losses against the profit on sale of the packaging businesses.
- Earnings per share before goodwill amortisation increased 4.8% to 36.3 cents per share, despite the increase in our capital base as a result of the issue of 94.3 million shares as part funding of the Rosemount acquisition.
- Your Directors maintained the final dividend at 11 cents per share, franked to 50%, taking the full year dividend to 21 cents per share, on the increased capital base.

Now turning to each of our businesses:

Southcorp Wines

A solid underlying performance was recorded by the wine business with the combination of volume/mix and price movements lifting base earnings compared with the previous year. Overall, the 20.3% rise in earnings before interest, tax and amortisation reflected the impact of a number of significant factors.

On the positive side:

- A $54.8 million contribution from Rosemount in the second half; and
- A $35.7 million increase in reported earnings due to the application of a new accounting standard, SGARA, which requires a revaluation of so-called self-generating and regenerating assets which, in our case, means our growing vines.

However earnings were negatively impacted by:

- Advertising charges associated with the Sydney 2000 Olympics and the difficult comparison to the Millennium earnings in the first half, together totalling $13 million;
- Costs in the first half of $17 million arising from the introduction of a new computer system;
- Integration costs of $14 million; and
- A $45 million writedown of low-quality, low-value surplus wine as we announced to the market on 2 August 2001.

Looking in more detail at each region:

Australia

Domestic wine sales rose by 15% to $418 million led by strong volume growth in red wines, particularly in


WINE
MAKER
OF THE
YEAR

the premium brands. Sales in the second half of the year were boosted by the increased availability of product from the 1998 vintage as well as increased pricing of key premium branded products. Strongly performing premium brands included Rosemount up 37% (in the six months to June 2001), Penfolds up 15%, Lindemans up 14% and Wynns up 14%.

International

Our strong growth continued in international wine markets where we sold more than 6.7 million cases of our key global brands, Penfolds, Rosemount and Lindemans.

Global wine expansion remains the key impetus to growth, with sales to overseas markets now accounting for more than 60% of our total sales.

International revenue growth was led by a strong performance in the US market, underpinned by volume, mix and pricing movements. Sales of Lindemans and Rosemount, the two top-selling imported brands in the USA, grew strongly during

the year, whilst total North American sales grew to 3.2 million cases, generating revenue of $311 million.

Sales of branded product also enjoyed strong growth in the UK wine market, growing to 5.6 million cases despite our delivery difficulties associated with the implementation of the new computer system. Total revenue from European sales rose to $291 million but was constrained by a decline in sales of low-margin, non-branded products as we shifted our focus to our core brands. While the UK was our market most affected by the implementation difficulties associated with our new computer system, I am pleased to say these issues were resolved in the second half of the year.

Integration

A high priority was given to the merger of the two wine businesses with an aggressive integration programme being implemented aimed at achieving our initial target of $20 million of annualised synergy benefits.

This programme commenced on day one with the announcement of the top management team and was followed by other key operational appointments being made within a few weeks.

Other initiatives that were implemented to achieve our targeted synergy benefits, leverage our competitive position and increase our return on assets included:

- An asset rationalisation programme which will see the sale of the Tulloch and Rouge Homme wineries and the closure of six warehouses;
- A vigorous marketing programme that has seen



new packaging developed for Lindemans and Penfolds and a repositioning of price points; and

- The signing of a joint venture agreement with Robert Mondavi in the US that provides the opportunity to achieve further growth in sales with little capital and low risk.

I am pleased to report that the integration initiatives being managed by Keith Lambert and his team are ahead of plan with longer term synergy benefits now expected to be in excess of $50 million per annum.

Southcorp Packaging

Packaging sales and earnings were running ahead of last year prior to the divestment on 1 February. For our period of ownership, sales were $755 million and EBITA was $65 million.

As previously mentioned, an after-tax profit of $76.8 million on sale was recorded after allowing for the cost of redundancies associated with the downsizing of the corporate office as we move to a single-focus wine business.

Southcorp Water Heaters

The Water Heater operations experienced a difficult year in Australia where we saw a sharp drop in demand due to the downturn in the housing market with consequent de-stocking by key customers. Sales were also lower as a result of the sale of our Heating & Cooling Service business, heavy June 2000 buy-ins ahead of the introduction of the GST and reduced activity during the Sydney 2000 Olympics. These factors all contributed to a 3% decline in earnings in Australia.

The North American operations recorded a solid sales performance with an 8% increase in volume and just over one percentage point increase in market share. However, earnings were lower than the previous year due to higher input costs.

Southcorp Clean Air Systems encountered difficult trading conditions because of the general economic slowdown, particularly in North America. However, the benefit of earlier restructuring resulted in a stronger second half with earnings in line with the prior comparable period.

The Hotstream plant in China continued to perform well with sales up nearly 50% following rollout of new products, expanded distribution and improved merchandising which lifted earnings by more than 70%.

Corporate Responsibility

During the year Southcorp continued its partnership with the Australian Conservation Foundation to address Australia's growing water salinity problem by

sponsoring a programme to change behaviour in relation to land use and water management.

As part of this partnership, we organised a business leaders' roundtable to determine the best ways of leveraging private funds to produce a set of sustainable guidelines that benefits both business and the environment in viticulture practices. This commitment to an environmentally responsible operation is reflected in our implementation of the comprehensive Southcorp Environmental Management System (SEMS) in our wineries and vineyards. As part of SEMS, a new programme was introduced to further improve our procedures and systems in waste and stormwater, after a pump failure in a trade waste sump unfortunately allowed effluent to flow from our Nuriootpa winery into the North Para River.

Shareholder's Dozen

Our "Shareholder's Dozen" programme will run again this year to provide shareholders with the opportunity to purchase a selection of Southcorp premium wines at less than cellar door prices. This offer will be despatched to shareholders in the next two weeks in company with our report on the proceedings of this meeting.

Outlook

Water Heaters

I am pleased to report that we expect to complete the divestment of our water heater business this financial year which, of course, will enable us to reduce debt and our gearing ratio.

In the meantime, an expected lift in the Australian housing market, together with new product innovation, should drive revenue and margin growth. Greater focus on renewable energy and energy efficiency will also create opportunities for Solahart and new gas and electric products in the period leading up to the sale of the business.

Wine

In our ongoing core business, Wine, for which we will have a single focus going forward, I am pleased to report that the outlook is positive with strong global demand for our core brands, Penfolds, Rosemount, Lindemans and Wynns.

This is buoyed by our increased capacity and our renewed focus on branded products worldwide.

In addition, as I mentioned previously, longer term synergy benefits arising from the merger of our two wine businesses is now expected to exceed $50 million per annum over the next two to three years.

We have had a strong start to the current year with overall sales revenue increasing 26% on a like-for-like basis in the three months to 30 September and the first three weeks in October. Although the tragic events of 11 September had an immediate and adverse impact on sales in our major markets, we are cautiously optimistic for strong sales in the second quarter ending 31 December, due to the comprehensive promotional programme that we have in place in the USA, despite current trading conditions being much more difficult than in the same period last year when we enjoyed the benefits from our Olympic Games promotions.

I stress, however, that the September quarter sales

growth should not be taken as a forecast for the half, but should be seen as a positive sign of progress. Nobody can forecast with certainty the effect of the tragic events in the USA on 11 September. However, what we can say is that with our world-leading brands of Penfolds, Rosemount, Lindemans and Wynns, we are well positioned for long-term growth. We can also say that we are on schedule to commence the rollout of the new Penfolds commercial line of wines in the second half of the year which will be positive for our total sales, particularly in the USA.

Keith Lambert, our Chief Executive Officer will give you a more detailed commentary on progress to date and the opportunities going forward, in a few minutes.

Board and Employees

Your Board has continued its round of regular visits to company operations to meet local management, customers and suppliers, and to participate in operational briefings. We also conduct a biennial review of Board effectiveness by engaging an outside consultant, and regularly hold meetings of Non-Executive Directors only to discuss and review issues facing the Company.

I take this opportunity to acknowledge the efforts of our former Managing Director, Graham Kraehe, who stepped down as Managing Director on 6 February 2001, after more than six years service. Graham was a strong supporter of the strategy to focus on wine, and the Board appreciates his efforts to improve shareholder value during his time at Southcorp.

Tom Park, who was head of Southcorp Wines at the time, succeeded Graham and played a valuable and

important role in his support for the Rosemount transaction and the decision to divest the Water Heater business. He stepped down as Managing Director on 30 June 2001, when Keith Lambert was appointed. As you know, Keith was the Chief Executive of Rosemount Estates for four years, and led that business into an unprecedented growth period.

We were delighted that from a field of more than 2,500 companies, Southcorp Wines was named as one of five finalists for the award "Leading Organisation for the Advancement of Women Employing Over 500 Employees" by the Federal Government's Women in the Workplace agency. As a result, we have been officially designated as an employer of choice for women.

It would be no surprise to say that the past year was particularly challenging for everyone at Southcorp. It was a year in which all key organisational roles and responsibilities were redefined, redeployed or made redundant. In managing through this process Southcorp sought to assist its people by:

- Establishing group and individual employment contracts prior to divestment of the Packaging division to ensure maintenance of employment conditions;
- Undertaking careful integration of salaries and benefits, and ensuring clarity of objectives and activities for those in the Wine Group; and
- Providing outplacement and other support systems to displaced employees.

These programmes were critical in enabling us to implement the changes necessary to transform our

business. They could not have been achieved without the tremendous support and co-operation of all of the employees from both Southcorp and Rosemount and I thank them all for their co-operation and understanding.

In closing, I would like to pay tribute to our Company Secretary, John Morton, who is retiring at the end of November after 31 years service with Southcorp. John was first appointed Company Secretary in 1981 and has served in that capacity virtually ever since, other than for a brief period when he was Managing Director of our subsidiary, SA Brewing Investments Pty Ltd. The widespread respect that John has earned within Australia's corporate community bears testament to his outstanding service to Southcorp. On behalf of the Board I thank John for his professionalism at all times, his wise counsel and his friendship. We all wish him well in his retirement.

I also take this opportunity to welcome our incoming Company Secretary and Chief General Counsel, Martin Hudson. We look forward to his contribution to Southcorp.

Finally, I would like to thank my fellow Directors for their commitment and support over this last very eventful twelve months.

In looking at the year ahead, you may be assured that the management and the Board are fully focussed on the pursuit of increased wealth for all of our shareholders.

RH Allert
2 November 2001


KEITH M LAMBERT
Managing Director and
Chief Executive Officer

Managing Director's Address

Good morning ladies and gentlemen,

I have great pleasure in being here today, first in my capacity as Chief Executive Officer of Southcorp and also, like you, as an investor in the Australian wine industry.

As most of you will be aware, it is an industry that offers outstanding opportunities for long-term international growth driven by the strong global demand for premium wine.

As the Chairman has said, the 2001 financial year was a year of significant change for Southcorp, characterised by a number of company transforming business transactions. These changes, of course, included Southcorp's acquisition of Rosemount, the Oatley family's strategic investment in Southcorp, and the merging of our wine businesses.

However, unlike other wine company acquisitions that we have seen in recent years, our position is unique for it has been built on a strategy of

leveraging market leadership. That strategy appears particularly well-timed in this more difficult economy.

Rather than simply a merger of the two businesses, the combination of Southcorp and Rosemount has seen two of the world's leading premium wine producers join forces to create the world's largest premium wine company. Today Southcorp Wines has the financial strength, the brands and the scale of operations and distribution to underpin long-term growth in the global wine industry.

This strategy is all about market leadership from three strong global brands and an Australian viticulture and manufacturing base that sets us apart from our competition.

Over the next few minutes I will discuss in some detail just how we are integrating our resources to leverage our strengths to create long-term value for Southcorp shareholders.

Strategy

Our strategy is, of course, focussed on branded premium table wine – that is, wine sold over $6 a bottle – representing around 40% of the market by volume and 60% by value.

Increasing consumer preference worldwide for premium wine and favourable demographic movements in our key markets of North America, Europe and Australasia over the next decade (where we will see a significant rise in the 45-65 age group, who are the primary consumers of premium wine) underpin the opportunities for premium wine producers.

But as a highly fragmented industry, where there are more than a million producers worldwide, there are very few global wine brands.

Today, Southcorp is the the only wine company with three global brands (Penfolds, Rosemount and Lindemans) selling more than 1 million cases each. Together, Southcorp sells 11 million cases of these three premium brands.

From this base we are able to leverage our brand strength to develop further global brands. We intend to continue growth in Rosemount and Lindemans while substantially expanding Penfolds distribution and sales around the world by leveraging our strong distribution and selling expertise. The world-renowned Coonawarra-based brand, Wynns, has been identified as the next priority global brand for our business.

Core Brands

Driving our international growth are our three major global brands, Penfolds, Rosemount and Lindemans and the potential for an emerging Wynns brand to follow.

All have achieved strong international recognition, a factor that supports our marketing activities with third party endorsements, a key feature of packaging and promotional materials.

Together our core brands have achieved 22.7% average annual growth over the past four years.

Our world-renowned brand of Penfolds has, in recent years, been constrained by availability of product. The merger of the Southcorp and Rosemount business has provided the opportunity to better

optimise fruit and resource allocation which will provide a significant volume boost to this icon brand.

We are also developing a fourth core brand, Wynns, which will also benefit from improvements in fruit and resource allocation to provide strong volume growth in the high-value, high-margin, super-premium segment.

International Recognition

Australian premium wines are the leading imported 'New World' wines in the UK and US markets.

They have achieved outstanding recognition for quality and value, factors we are obviously proud of and for which we strive.

In particular, third-party endorsements are an integral component in enhancing our international reputation as a premium wine producer and in the development of our core brands. We continually seek to leverage our success at international wine shows through all of our marketing, packaging and promotional activities.

Given the awards and recognition that our wines have achieved, we believe that increased availability of premium product offers outstanding opportunities to grow our two premium icon brands of Penfolds immediately, and Wynns in the longer term.

Importantly, Lindemans, with an international reputation for quality and value, has enabled Southcorp to create a significant foothold in the US market over the past decade, and has provided the opening for our strengthened core brand portfolio.

Integration Strategy

A key highlight of the integration process to date has been the customer attitude to this merger – a clear endorsement of the brand strength of the core growth brands and boutique portfolio.

We have also made substantial systems advances in the following areas:

- Sales forecasting;
- The Rosemount demand, management and MRP system has been adapted; and
- An SAP computer system rollout has been completed in the UK.

The synergy gains from a lower cost base and increased revenue will be achieved over the next few years and exceed $50 million a year. These synergies have been sourced from people-downsizing, procurement and winemaking.

An asset rationalisation programme has commenced with the proposed sale of the Tulloch and Rouge Homme wineries and the closure of six warehouses in Australia. We have consolidated offices in Napa,



California and London. Overseas warehousing has also been consolidated.

We have initiated a vigorous marketing programme that has seen new packaging developed for Lindemans and Penfolds. A re-vamped Penfolds commercial line – Thomas Hyland, Koonunga Hill and Rawsons Retreat – is ready for release in the second half of this financial year.

In addition, we have entered into a joint venture with the US-based Robert Mondavi wine company, demonstrating how we can achieve growth with little capital and low risk, and enhance the utilisation of our new US vineyard.

Strategies for Long-Term Growth

As the Chairman has said, we are progressing well with the divestment of our Water Heater business which will enable us to reduce debt and rationalise corporate costs.

More significantly, we are confident of the long-term international demand for premium wine and expect to capitalise on this trend with:

- our three global brands in Penfolds, Rosemount and Lindemans and our emerging global brand of Wynns;
- improved winemaking and fruit allocation with an emphasis on premium wine;
- focussed marketing and distribution activities to support our core brands; and
- improved utilisation of our Australian production facilities.

Going forward, we will continue to leverage the benefits of our integrated business to drive profitable volume and earnings growth with a clear focus on more profitable brands and an improved premium mix.

We expect to double our premium wine volume over the next five years through the ongoing development of our core 'global' brands.

Earnings will also be assisted by an advantageous FX position going forward.

Current Trading Conditions

I will now turn my comments to recent trading. As the Chairman said, we enjoyed a very satisfactory first quarter with revenue up 26%. Although the events of 11 September had an immediate adverse effect on sales worldwide, and the US in particular, we are cautiously optimistic of a strong second quarter with comprehensive programmes in place. Trading conditions were more difficult than last year and we are going up against the Australian Olympic



period when we enjoyed strong sales. Looking at our main markets in more detail.

Australia

Trading conditions in first quarter were generally soft in volume terms compared to our strong performance in this period last year. Post September 11 we experienced tough trading and retailing conditions. Southcorp sales volume, nonetheless, was up slightly in October with above market performances for Penfolds, Rosemount and Lindemans showing the success of our selling efforts on our priority brands.

UK/Europe

Year to date, September revenue is up strongly on the prior corresponding period. We had an extremely strong sales month for October in volume terms and we expect to achieve a very good performance for the second quarter with no ongoing impact from September 11 evident.

United States

In the US we completed a very strong quarter ended 30 September and October volume was also ahead of last year. However, given the fragile state of the US economy, we cannot be as certain of how this will impact our half-year profit. September 11 had a significant impact on sales which will impact second-quarter shipments, given the trading environment is more competitive than last year. However, our strategy for growing Penfolds in the US is positive for US sales.

In conclusion, following a period of significant transformation, Southcorp is emerging as a strong-growth business and the largest listed wine company in the world.



KM Lambert
2 November 2001


Penfolds
ROSEMOUN

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Southcorp Limited Registered Office and Head Office

Level 24, 91 King William Street
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Adelaide, SA 5001, Australia
Telephone: (618) 8403 7777
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FROM 1 DECEMBER 2001

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403 Pacific Highway
Artarmon NSW 2064, Australia
Telephone: (612) 9433 5000
Facsimile: (612) 9433 5100

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HEAD OFFICE
Until 30 November 2001
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Southcorp Limited

ABN 80 007 722 643

REPORT ON ANNUAL GENERAL MEETING

The Annual General Meeting of Southcorp Limited was held at the Ridley Convention & Exhibition Centre, Royal Adelaide Showground, Goodwood Road, Wayville, South Australia on Friday, 2 November 2001 at 10.00 am. Full details of the business of the meeting appear in the separate Notice of Meeting sent to shareholders.


Penfolds
KOONUNGA HILL
SEMILLON CHARDONNAY
LINDEMANS
PADTHAWAY
RESERVE
CHARDONNAY
ROSEMOUNT ESTATE
MERLOT
ROSEMOUNT

$149.89

Inc.GST excluding freight/handling fee

BONUS
PREMIUM
waiters friend


ROSEMOUNT ESTATE

enjoy the fruits of your investment

SOUTHCORP

Treat yourself to 12 specially selected quality wines

Reap the rewards of your Southcorp Wines investment with this special Shareholder's Dozen of 12 quality wines exclusive to Southcorp Wines shareholders. At $149.89 inc. GST (excluding freight/handling fee), these carefully selected wines offer great value, showcasing a range of wine varieties and styles to suit every taste.



RIESLING
ROSEMOUNT
KOONUNGA HILL
LINDEMANS
PADTHAWAY
CHARDONNAY
MERLOT
ROSEMOUNT



LINDEMANS
PADTHAWAY
LINDEMANS
CABERNET SAUVIGNON
KOONUNGA HILL
LINDEMANS
CAWARRA
SHIRAZ CABERNET

2000 FIFTH LEG SAUVIGNON BLANC, SEMILLON, CHARDONNAY
A lively bland with a big hit of flavour before a dry finish. Passionfruit and lemon finger on, with a zesty acid bite.

2001 ROSEMOUNT ESTATE DIAMOND LABEL RIESLING
Distinctive lime-fresh acidity giving way to peachy softness with hints of mango and apples.

2001 PENFOLDS KOONUNGA HILL SEMILLON CHARDONNAY
A rich nose reminiscent of grapefruit and ripe rock melon. Palate combines the firm structure of Semillon with the tropical, deep fruit of Chardonnay.

2000 LINDEMANS PADTHAWAY RESERVE CHARDONNAY
A rich and full bodied Chardonnay with soft, complex varietal fruit flavours and fine nutty oak.

2000 SEPPELT TERRAIN CHARDONNAY
Soft and rounded on the palate, this is a fresh, fruit driven Chardonnay ready for drinking now.

2000 ROSEMOUNT ESTATE DIAMOND LABEL MERLOT
Plump and ripe with layers of dark cherry flavours and well integrated oak.

1999 WYNNS COONAWARRA SHIRAZ
This typical Coonawarra Shiraz is a wine of richness and restraint with layers of ripe fruit.

1998 LINDEMANS PADTHAWAY RESERVE CABERNET MERLOT
A generous red with ripe berry fruit flavours combined with soft tannins, rising to a clean lingering finish.

1998 COLDSTREAM HILLS BRIARSTON CABERNET SAUVIGNON MALBEC CABERNET FRANC
The richest Briarston to date; this wine is round and fleshy with fine lingering tannins.

2000 LINDEMANS BIN 45 CABERNET SAUVIGNON
A medium bodied red with cassis, dried tealeaf and persistent Cabernet fruit flavours.

2000 PENFOLDS KOONUNGA HILL SHIRAZ CABERNET
Ripe raspberry, plum and cinnamon aromas with hints of pepper and a toasty underlay of oak. Rounded tannins and a long, well structured finish.

2000 LINDEMANS CAWARRA SHIRAZ CABERNET
A soft and approachable medium bodied red with ripe plum and cherry fruit flavours and balanced toasted oak.

How To Order | Four ways to order your Shareholder's Dozen.

On the Internet: order online at **www.southcorp.com.au/shareholdersdozen**

call 1300 368 070

By post: Complete details over and send to – Vintage Cellars, PO Box 647, North Ryde NSW 2113

By fax: Complete details over and fax to **1300 136 666**

SOUTHCORP

For PHONE 1300 368 070 | **Mon-Fri 8am-7pm Sat & Sun 9am-4pm**
For POST Vintage Cellars PO Box 647 North Ryde NSW 2113
For FAX 1300 136 666 For ONLINE www.southcorp.com.au/shareholdersdozen

DELIVERY DETAILS (Please complete your name and delivery address details).

Name (Mr, Mrs,Ms) ____________ **Surname** ____________

Address ________________________

Suburb ________________________

State ____________ **Post Code** ____________

Daytime Phone: ( ) ____________ **Evening Phone: ( )** ____________

Email: ____________

If you're not at home to accept delivery, leave at ☐ **Front Door** ☐ **Back Door**

☐ **Reception** ☐ **Other, please specify** ____________

By placing this order I acknowledge that my personal information is being supplied to effect the order and ensure delivery.

DELIVERY CHARGES & TIMES

To pick up your Shareholder's Dozen in person, please nominate your local Vintage Cellars store here ($2.60 handling fee applies): ____________

You will be contacted when your wine is ready for collection.

For a list of stores, please visit **www.vintagecellars.com.au** or call **1300 368 070**

Alternatively, for home or office delivery, charges and delivery times follow.

10 working days from time of order for deliveries to;

Sydney, Melbourne	$4.95 per case
Brisbane, Adelaide, ACT, Geelong, Newcastle, Central Coast, Wollongong	$6.95 per case
Gold Coast	$9.95 per case

10 working days from time of order for deliveries to;

Perth	$6.95 per case
NSW, VIC and QLD Country, Sunshine Coast	$8.95 per case
TAS, TAS Country, NT, WA Country, SA Country	$9.95 per case

PAYMENT DETAILS

Please complete your credit card details below.

Bankcard ☐ Visa ☐ MasterCard ☐ Amex ☐ Diners Club ☐

Card no. ☐☐☐☐ ☐☐☐☐ ☐☐☐☐ ☐☐☐☐

Expiry ☐☐☐☐

Offer available while stocks last or until 31 December 2001. Orders taken and fulfilled by Liquorland Direct Pty Ltd ABN 81092195134 operating as vintagecellars.com.au. Liquorland Direct is a subsidiary of the Coles Myer Group. Waterloo licence [Off Licence (retail)] No. 353368. Tooronga licence (Packaged Liquor Licence No. 32006002). **Terms of Trade:** This offer will be transmitted to licensed premises for acceptance during licensed trading hours. Orders will not be accepted from, nor will liquor be delivered to persons under the age of 18 years. Proof of age must be supplied upon request.

FULL MONEY BACK GUARANTEE IF NOT COMPLETELY SATISFIED

I authorise Vintage Cellars to debit my credit card account in the amount of:

No. of cases: ______ x $149.89 inc. GST (excluding freight and handling fees) $ ______

Add freight cost or handling fee (as above) $ ______

Total: $ ______

Signature ____________ Date ____________